Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Humacyte, Inc. on Form S-1 Amendment No. 1 File No. 333-259624 of our report dated February 16, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 14, 2021, with respect to our audit of the financial statements of Alpha Healthcare Acquisition Corp. as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on August 25, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP
Melville, NY
October 21, 2021